                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
	EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	SECURITIES EXCHANGE ACT OF 1934

	For the transition period from _______________ to _______________

	Commission file number 001-9383

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    	         WESTAMERICA BANCORPORATION TAX DEFERRED
                     SAVINGS/RETIREMENT PLAN (ESOP)

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	              Westamerica Bancorporation
	 	             1108 Fifth Avenue
		       San Rafael, California 94901

                    WESTAMERICA BANCORPORATION

              TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


                        FINANCIAL STATEMENTS

                AS OF DECEMBER 31, 2009 AND 2008 AND

        FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

                                AND

                       SUPPLEMENTAL SCHEDULES

             AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

                                AND

                  REPORT OF INDEPENDENT REGISTERED

                     PUBLIC ACCOUNTING FIRM

                    WESTAMERICA BANCORPORATION
            TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                       FINANCIAL STATEMENTS
                    AND SUPPLEMENTAL SCHEDULES



                        TABLE OF CONTENTS

                                                                         Page

Report of Independent Registered Public Accounting Firm                    4

Financial Statements:

      Statement of Net Assets Available for Benefits as of
            December 31, 2009 and 2008                                     5

      Statement of Changes in Net Assets Available for Benefits
            for the Years Ended December 31, 2009, 2008 and 2007           6

      Notes to Financial Statements                                      7-19

Supplemental Schedules:

      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
            as of December 31, 2009                                     20-21

      Schedule H, Line 4j - Schedule of Reportable Transactions
            for the Year Ended December 31, 2009                          22


Signatures                                                                23

Exhibit Index                                                             24


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Employee Benefits and
   Compensation Committee of the
   Board of Directors of
   Westamerica Bancorporation

We have audited the accompanying statement of net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 2009 and 2008, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, as of and for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.




June 25, 2010

                     WESTAMERICA BANCORPORATION
             TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                     December 31, 2009 and 2008

                                         2009               2008
                                    --------------     --------------
            ASSETS

Investments (Notes 3, 4 and 5)       $  52,046,322      $  44,591,743
                                    --------------     --------------
Receivables:
      Employer contributions                 2,374
      Participant contributions              4,473
                                    --------------     --------------
           Total receivables                 6,847
                                    --------------     --------------
Net assets available for benefits    $  52,053,169      $  44,591,743
                                    ==============     ==============

      The accompanying notes are an integral
      part of these financial statements.

                    WESTAMERICA BANCORPORATION
             TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         For the Years Ended December 31, 2009, 2008 and 2007



                                                      2009           2008            2007
                                                 ------------    ------------    ------------
                ADDITIONS
Investment income:
    Dividends and capital gains distributions    $  1,112,914    $  1,253,444    $  1,860,130
    Interest on participant loans                      82,840          86,017          84,168
    Net appreciation (depreciation) in fair
       value of investments (Note 3)                5,356,144      (4,092,949)     (2,615,407)
                                                 ------------    ------------    ------------
           Total investment income                  6,551,898      (2,753,488)       (671,109)
                                                 ------------    ------------    ------------
    Contributions:
        Participants                                2,058,159       1,958,673       2,005,817
        Employer                                    1,353,839       1,276,990       1,196,990
        Participant rollovers                         131,244          67,182          58,629
                                                 ------------    ------------    ------------
           Total contributions                      3,543,242       3,302,845       3,261,436
                                                 ------------    ------------    ------------
           Total additions                         10,095,140         549,357       2,590,327
                                                 ------------    ------------    ------------
              DEDUCTIONS

Benefits paid to participants                       2,618,067       6,901,614       6,498,412
Administrative expenses (Note 7)                       15,647          16,482          17,262
Other deductions                                                        3,858          51,576
                                                 ------------    ------------    ------------
            Total deductions                        2,633,714       6,921,954       6,567,250
                                                 ------------    ------------    ------------
            Net increase (decrease)                 7,461,426      (6,372,597)     (3,976,923)

Net assets available for benefits:
    Beginning of year                              44,591,743      50,964,340      54,941,263
                                                 ------------    ------------    ------------
    End of year                                  $ 52,053,169    $ 44,591,743    $ 50,964,340
                                                 ============    ============    ============


      The accompanying notes are an integral
      part of these financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS


1.     DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation (the "Company") Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering substantially all employees of the Company. The Plan, which became effective October 1, 1985, is intended to be a qualified stock bonus plan under section 401(a) of the Internal Revenue Code (IRC) and is designated as an employee stock ownership plan or ESOP. Portions of the Plan are also intended to qualify as a qualified cash or deferred arrangement within the meaning of section 401(k) of the IRC. The Plan also provides for Roth elective contributions.

The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates the administration of the Plan to the Company's Pension Management Committee. The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Investments in the Plan are participant directed with the exception of employer contributions which are invested in shares of the Company's common stock at the time of contribution. Subsequent to investment in the Company's common stock, participants may direct employer matching contributions among all investment options. Vanguard Fiduciary Trust Company serves as Trustee of the Plan.

Eligibility
-----------

Under the Plan, employees of the Company who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

On February 6, 2009 (the "Closing Date"), Westamerica Bank, a subsidiary of the Company, acquired certain assets and deposits of County Bank from the Federal Deposit Insurance Corporation and hired certain employees of County Bank. On September 15, 2009, the Plan was amended to provide past service credit for eligible employees of County Bank. For eligibility purposes, service with County Bank is counted as service with the Company for any individual who was an employee of County Bank on the Closing Date ("County Bank Employees"). Hire dates for County Bank Employees are their County Bank hire dates. County Bank Employees who were eligible employees and satisfied the service requirements under the Plan as of the Closing Date commenced participation in the Plan effective on the Closing Date.

Vesting
-------

Participants are immediately vested in their salary-deferral contributions, the Company's discretionary and matching contributions, plus actual earnings thereon.

Contributions
-------------

Each year, participants may make salary deferral contributions in any whole percentage of pretax annual compensation subject to certain IRC limitations. Participants may also elect to make salary deferral contributions on an after-tax basis in whole percentage increments ("Roth" elective contributions), subject to certain limitations defined by the Plan.

The Company makes a matching contribution equal to 100 percent of the participant's elective contribution and Roth elective contribution, up to a maximum of 6 percent of the participant's compensation. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Participants may also contribute amounts representing distributions from other qualified Roth accounts, defined benefit or defined contribution plans. For the years ended December 31, 2009, 2008 and 2007, the Company made no discretionary contributions. Company contributions are subject to certain IRC limitations.

Participant Accounts
--------------------

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's matching and discretionary contributions, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to participants based on the participant's elective contribution. Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants.

Participants' Investment Options
--------------------------------

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document. Participants may redirect Company matching contributions from the Westamerica Common Stock Fund to other investment options at their discretion.

Participants direct participant contributions in whole or in part in any of the following investment fund options as of December 31, 2009:

* The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

--------------------------------

* Vanguard 500 Index Fund, which invests in the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

* Vanguard Explorer Fund, which invests in a diversified group of small-company stocks with prospects for above-average growth.

* Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

* Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

* Vanguard Total Bond Market Index Fund, which invests in bonds that attempt to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted
Bond Index. At least 80% of the fund's assets are invested in bonds held in the index. The fund maintains a dollar-weighted average maturity ranging between 5 and 10 years.

* Vanguard Total International Stock Index Fund, which invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund in addition to direct investments in common stocks. These funds invest in the stock of companies in more than 30 countries.

* Vanguard Windsor II Fund, which invests in a diversified group of out-of-favor stocks of large capitalization companies. The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

* Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized companies that are regularly traded on the New York Stock Exchange and NASDAQ over-the-counter market. The portfolio is designed to be representative of the Standard & Poor's Completion Index.

* Vanguard Short-Term Federal Fund, which invests in at least 80% of its assets in short-term bonds issued by U.S. government agencies and instrumentalities, many of which are not backed by the full faith and credit of the U.S. government. To reduce fluctuations in its share price, the fund maintains an average maturity of 1 to 3 years.

--------------------------------

Vanguard Target Retirement Funds consists of eleven targeted maturity funds as follows:

* Vanguard Target Retirement Income Fund
* Vanguard Target Retirement 2005 Fund
* Vanguard Target Retirement 2010 Fund
* Vanguard Target Retirement 2015 Fund
* Vanguard Target Retirement 2020 Fund
* Vanguard Target Retirement 2025 Fund
* Vanguard Target Retirement 2030 Fund
* Vanguard Target Retirement 2035 Fund
* Vanguard Target Retirement 2040 Fund
* Vanguard Target Retirement 2045 Fund
* Vanguard Target Retirement 2050 Fund

Each fund invests in other Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire in or within a few years of the year in the fund's name, except the Income Fund, which is designed for investors in retirement.

Vanguard Target Retirement Funds are designed as a balanced fund-of-funds for long-term investors. Each Vanguard Target Retirement Fund invests in broadly diversified funds, which includes stock funds, bond funds and a money market fund.

With the exception of the Vanguard Target Retirement Income Fund, the relative allocations among Vanguard Target Retirement Funds' component funds gradually grow more conservative over a predetermined schedule.

Participants may change their investment options at any time directly through The Vanguard Group.

Participant Loans
-----------------

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000. For the purposes of this limit, all qualified plans of the Company shall be considered one plan. Loans are secured by the balance in the participant's account. Participant loans are funded by selling investments in the borrowing participant's accounts and bear interest at rates that range from 4.25 percent to 9.75 percent, which are commensurate with prevailing market rates at the time the funds are borrowed. Loans are made for a term not to exceed 5 years. Principal and interest is paid ratably through payroll deductions and invested in the borrowing participant's accounts in accordance with their investment directions.

Payment of Benefits
-------------------

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account. Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash or an in-kind transfer, as provided by the Plan document. Participants may also receive in-service distributions on account of hardship or after attaining age 59 1/2.
Cash dividends paid on Westamerica Bancorporation common stock allocated to participant accounts may be paid to participants in cash or be credited to the participant's account as earnings. If the value of a separated participant's benefit is not more than $1,000, the benefit shall be automatically paid in a single lump sum in cash or, if elected, directly to an eligible retirement plan. Benefits payable to participants for amounts greater than $1,000 may be made in cash or other form of distribution, as defined by the Plan. As of December 31, 2009 and 2008, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

Voting Rights
-------------

Each participant is entitled to exercise voting rights attributable to the Westamerica Bancorporation common stock shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Plan Termination
----------------

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Administrative Expenses
-----------------------

The Company provides bookkeeping and other administrative services for the Plan at no charge. The Company pays the Plan's annual account maintenance fees for participants actively employed by the Company and other administrative expenses.


2.     SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Trustee fees for Westamerica Bancorporation Common Stock are charged to the Westamerica Common Stock Fund.

Risks and Uncertainties
-----------------------

The Plan utilizes various investment instruments, including the common stock of the Company and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, currency and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Concentrations of Investments
-----------------------------

Included in investments at December 31, 2009 and 2008 are shares of the Westamerica Common Stock Fund amounting to $27,185,402 and $24,331,790, respectively. The Westamerica Common Stock Fund represents 52% and 55% of total investments of the Plan at December 31, 2009 and 2008, respectively. A significant decline in the market value of the Company's stock would have a materially adverse effect on the Plan's net assets available for benefits.

Redemption Fees
---------------

The Vanguard Total International Stock Index Fund charges a 2% fee ($20 per $1,000 invested) on shares redeemed within two months of purchase. The fee is paid directly to the Vanguard Total International Stock Index Fund. These redemption fees are charged at the participant account level, and are not included in administrative expenses of the Plan.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Reclassifications
-----------------

Certain amounts shown in the prior year have been reclassified to conform to the current year presentation.

Adoption of New Accounting Standards
------------------------------------

FASB Accounting Standards Codification TM

In June 2009, the Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105-10, Accounting Standards Codification TM (previously SFAS No. 168, Generally Accepted Accounting Principles - FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles). ASC 105-10 establishes the FASB Accounting Standards Codification TM (Codification) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. The adoption of this update did not have a material impact on the Plan's financial position or results of operations.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the Plan adopted FASB ASC 820-65, Fair Value Measurements, (previously FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), which provides additional guidance for estimating fair value in accordance with ASC 820-10 when the volume and level of activity for the asset or liability have decreased significantly. ASC 820-65 also provides guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-65 did not have a significant impact on the Plan's financial position or results of operations.

------------------------------------

Subsequent Events

In July 2009, the Plan adopted FASB ASC 855-10, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855-10 requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process.

In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the SEC and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed. The Plan Sponsor adopted the amendments upon issuance with no material impact to the Plan's financial statements.

Financial Accounting Standards Issued but Not Yet Adopted
---------------------------------------------------------

Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements

The FASB has issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies existing disclosure requirements about fair value measurement. The FASB's objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:

  * A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

  * In the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements.

---------------------------------------------------------

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

  * For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

  * A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Early application is permitted.

3.     INVESTMENTS

The following table presents investments at fair value that represent 5% or more of the Plan's net assets as of December 31, 2009 or 2008:

                                           2009               2008
                                      --------------     --------------
Westamerica Common Stock Fund         $   27,185,402     $   24,331,790
Vanguard Prime Money Market Fund           4,186,773          4,756,924
Vanguard 500 Index Fund                    3,741,698          3,089,637
Vanguard Target Retirement 2015 Fund       2,814,281          2,685,330
Other investments                         14,118,168          9,728,062
                                      --------------     --------------
                                      $   52,046,322     $   44,591,743
                                      ==============     ==============

The Plan's investments, including investments bought, sold, and held during the year, appreciated in value by $5,356,144 during 2009, and depreciated in value by $4,092,949 and $2,615,407 during 2008 and 2007, respectively, as follows:



                                                      2009           2008            2007
                                                 ------------    ------------    ------------
Westamerica Common Stock Fund                    $  2,107,726    $ 3,266,908      $(3,345,183)
Mutual funds                                        3,248,418     (7,359,857)         729,776
                                                 ------------    ------------    ------------
                                                 $  5,356,144    $(4,092,949)     $(2,615,407)
                                                 ============    ============    ============


4.     INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

The Plan's investments at December 31, 2009 and 2008 in Westamerica Bancorporation common stock are as follows:

                                           2009               2008
                                      --------------     --------------

Number of shares                             490,977            475,695
                                      ==============     ==============
Cost                                  $   15,610,008     $   14,426,158
                                      ==============     ==============
Fair value                            $   27,185,402     $   24,331,790
                                      ==============     ==============


5.     FAIR VALUE MEASUREMENTS

Fair Value Hierarchy
--------------------

The Plan groups its assets and liabilities measured at fair value within three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

Level 1 - Quoted market prices for identical instruments traded in active exchange markets.

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 - Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Plan's estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets Recorded at Fair Value
-----------------------------

There were no changes in the valuation techniques used during 2009. The following tables present information about the Plan's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

The Plan is required or permitted to record the following assets at fair value on a recurring basis under other accounting pronouncements:



                                                  December 31, 2009
                            ---------------------------------------------------------------
      Description            Fair Value         Level 1          Level 2          Level 3
                            ------------     ------------     ------------     ------------
Common stock of
   Plan Sponsor             $ 27,185,402     $ 27,185,402
Mutual funds                  23,330,091                      $ 23,330,091
Participant loans              1,530,829                                       $  1,530,829
                            ------------     ------------     ------------     ------------
                            $ 52,046,322     $ 27,185,402     $ 23,330,091     $  1,530,829
                            ============     ============     ============     ============

                                                 December 31, 2008
                            ---------------------------------------------------------------
      Description            Fair Value         Level 1          Level 2          Level 3
                            ------------     ------------     ------------     ------------
Common stock of
   Plan Sponsor             $ 24,331,790     $ 24,331,790
Mutual funds                  19,104,495                      $ 19,104,495
Participant loans              1,155,458                                       $  1,155,458
                            ------------     ------------     ------------     ------------
                            $ 44,591,743     $ 24,331,790     $ 19,104,495     $  1,155,458
                            ============     ============     ============     ============


Fair value of the common stock of the Plan Sponsor is based on the closing quoted market price reported on the active market on which the individual securities are traded. Such securities are actively traded throughout each day on the NASDAQ Global Select Market.

Mutual funds are valued using the Net Asset Value (NAV) provided by the trustee of the fund. The NAV is computed by dividing the value of the underlying assets, minus liabilities, allocated to each share class by the number of fund shares outstanding for that class. Mutual fund NAVs are calculated once each business day as of the close of regular market trading. The NAV is a quoted price in a market that is not active.

Participant loans are valued at their outstanding balances, which approximate fair value.

-----------------------------

The following table sets forth a summary of changes in the fair value of the Plan's recurring assets valued under Level 3 for the year ended December 31, 2009.

                                            Participant
                                               Loans
                                          ---------------
Balance, January 1, 2009                  $     1,155,458

Advances and repayments, net                      375,371
                                          ---------------
Balance, December 31, 2009                $     1,530,829
                                          ===============

There were no gains or losses associated with Level 3 investments for the year ended December 31, 2009.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2009 or 2008.

6.     FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management and the Plan's ERISA counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.     RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds, including the Westamerica Common Stock Fund which invests in the common stock of the Company, managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management service were included as a reduction of the return earned on each fund. Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2009, 2008 and 2007 amounted to $39,206, $40,615 and $40,648, respectively.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500:


                                                                   2009               2008
                                                              --------------     --------------
Net assets available for benefits per the
  financial statements                                        $   52,053,169     $   44,591,743

Less:  Deemed distributions of participant loans                     (15,862)            (6,848)
                                                              --------------     --------------
Net assets available for benefits per Form 5500                $  52,037,307     $   44,584,895
                                                              ==============     ==============

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

Benefits paid to participants per the financial statements                       $    2,618,067
Add:  Deemed distributions of participant loans                                           9,014
                                                                                 ---------------
Benefits paid to participants per Form 5500                                      $    2,627,081
                                                                                 ===============


                       SUPPLEMENTAL SCHEDULES



              EMPLOYER IDENTIFICATION NUMBER:  94-2156203
                          PLAN NUMBER:  002
      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          December 31, 2009


                                            (c)
                      (b)            Description of Investment,
              Identity of Issuer,     Including Maturity Date,                        (e)
               Borrower, Lessor,    Rate of Interest, Collateral,      (d)          Current
 (a)          or Similar Party         Par or Maturity Value           Cost          Value
-----       ----------------------  ----------------------------   -----------    ------------
  *       Westamerica Common Stock         Common Stock
             Fund                         490,977 shares           $ 15,610,008   $ 27,185,402

  *       Vanguard Prime Money              Mutual Fund
             Market Fund                 4,186,773 shares             4,186,773      4,186,773

  *       Vanguard 500 Index Fund           Mutual Fund
                                            36,444 shares             4,035,038      3,741,698

  *       Vanguard Target Retirement        Mutual Fund
             2015 Fund                     248,831 shares             2,895,332      2,814,281

  *       Vanguard Total International      Mutual Fund
             Stock Index Fund              156,107 shares             2,208,674      2,249,507

  *       Vanguard Morgan Growth            Mutual Fund
             Fund                          145,305 shares             2,433,301      2,218,803

  *       Vanguard Total Bond Market        Mutual Fund
             Index Fund                    188,514 shares             1,910,317      1,951,118

  *       Vanguard Windsor II Fund          Mutual Fund
                                            60,619 shares             1,738,858      1,435,469

  *       Vanguard Target Retirement        Mutual Fund
              2025 Fund                    117,434 shares             1,388,507      1,329,349

  *       Vanguard Extended Market          Mutual Fund
              Index Fund                    20,772 shares               685,589        678,618

  *       Vanguard Target Retirement        Mutual Fund
              2035 Fund                     48,977 shares               596,930        569,117

  *       Vanguard Target Retirement        Mutual Fund
              2010 Fund                     22,239 shares               417,967        456,351

  *       Vanguard Short Term               Mutual Fund
              Federal Fund                  32,959 shares               353,602        353,646

                          (Continued)


              EMPLOYER IDENTIFICATION NUMBER:  94-2156203
                         PLAN NUMBER:  002
      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          (Continued)
                        December 31, 2009


                                            (c)
                      (b)            Description of Investment,
              Identity of Issuer,     Including Maturity Date,                        (e)
               Borrower, Lessor,    Rate of Interest, Collateral,      (d)          Current
 (a)          or Similar Party         Par or Maturity Value           Cost          Value
-----       ----------------------  ----------------------------   -----------    ------------
  *       Vanguard Target Retirement     Mutual Fund
             2045 Fund                   25,261 shares             $    305,992     $   303,640

  *       Vanguard Target Retirement     Mutual Fund
             2020 Fund                   13,240 shares                  263,887         264,263

  *       Vanguard Target Retirement     Mutual Fund
             2005 Fund                   24,711 shares                  272,555         271,329

  *       Vanguard Explorer Fund         Mutual Fund
                                          4,347 shares                  299,450         249,075

  *       Vanguard Target Retirement     Mutual Fund
              Income Fund                14,200 shares                  150,030         150,380

  *       Vanguard Target Retirement     Mutual Fund
              2050 Fund                   2,591 shares                   44,233          49,513

  *       Vanguard Target Retirement     Mutual Fund
              2030 Fund                   2,138 shares                   36,977          41,286

  *       Vanguard Target Retirement     Mutual Fund
              2040 Fund                     833 shares                   14,427          15,875

  *       Participant Loans      Interest rates ranging from
                                       4.25% to 9.75%                 1,530,829       1,530,829
                                                                   ------------    ------------
                                                                   $ 41,379,276    $ 52,046,322
                                                                   ============    ============


        * Party-in-interest to the Plan.


              EMPLOYER IDENTIFICATION NUMBER:  94-2156203
                       PLAN NUMBER:  002

   SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

            For the Year Ended December 31, 2009



                                                                                                         (h)
	         		                                              (f)                     Current Value
          (a)                    (b)         (c)         (d)     (e)      Expense          (g)      of Asset on         (i)
      Identity of            Description   Purchase    Selling   Lease  Incurred with     Cost of     Transaction     Net Gain
    Party Involved            of Asset      Price       Price    Rental  Transaction       Asset        Date         or (Loss)
--------------------------  ------------  ----------  ---------- ------  ------------  ------------  ------------  ------------
     Category (I)
--------------------------
        Purchases -
  Series of Transactions
--------------------------
Vanguard                     Prime Money
                              Market Fund  $1,099,070                                                $1,099,070

Westamerica Bancorporation   Common Stock  $2,554,409                                                $2,554,409

           Sales -
  Series of Transactions
--------------------------
Vanguard                     Prime Money
                              Market Fund              $1,670,721                      $1,670,721    $1,670,721

Westamerica Bancorporation   Common Stock              $1,808,523                      $1,370,559    $1,808,523      $ 437,964



                            Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


Date:    June 25, 2010
        ---------------------------

By:      /s/ John "Robert" Thorson
        ---------------------------
        John "Robert" Thorson
        Senior Vice President
        And Member, Pension Management Committee

                         Exhibit Index


Exhibit
Number            Description
-------        --------------------------------------------------------
   23          Consent of Independent Registered Public Accounting Firm
   99          Certification pursuant to 18 U.S.C. Section 1350